FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

 Securities Exchange Act of 1934

For the month of January 2016

BUENAVENTURA MINING COMPANY INC.

 (Translation of Registrant's Name into English)

CARLOS VILLARAN 790

 SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Appointment of

New Board Member

Lima, Peru, January 04, 2016 - Compañia de Minas Buenaventura S.A.A. (“the Company” or “Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM) announced today that at the Board of Directors meeting held January 04, 2016, the following resolutions were approved:

1.    The acceptance of Mr. John Marsden´s resignation as a member of the Company’s Board of Directors due to personal matters. The Company appreciates his important contribution to improve Buenaventura´s operations.

2.    The nominating committee proposed and, consequently, the Board of Directors appointed Mr. William (Bill) Champion (62 years old) as a new member of the Board of Directors, effective January 04, 2016.

With more than 30 years in the resource industry and extensive experience in global mining, which includes North America, South America, Australia and Europe with both open pit and underground operations, Mr. Champion will contribute significantly in Buenaventura´s growth.

Mr. Champion is a Bachelor of Science in Chemical Engineering and Biological Sciences from the University of Arizona. He is currently principal at Gladiator Mining Group and Director of American Sands Energy Corporation.

He worked with Rio Tinto PLC from 2002 to 2014, serving as Managing Director of Coal & Allied Industries LTD, Managing Director of Rio Tinto Coal Australia and Rio Tinto Diamonds. He was President & CEO of Kennecott Utah Copper Corp. from 2002 to 2007.

Mr. Champion was Executive Vice President at Cyprus Climax Metals Company, responsible for several copper and molybdenum mines and metal processing facilities. Previously, he worked with Phelps Dodge Mining Co. for 10 years including 2 years as President of Phelps Dodge Chile.

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache) and is developing the Tambomayo and San Gabriel Projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2014 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: January 4, 2016